Rio Narcea Gold Mines, Ltd.

Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com

NEWS RELEASE

August 8, 2007	Trading Symbol: TSX: RNG
AMEX: RNO

LUNDIN MINING COMPLETES SALE OF
TASIAST GOLD MINE TO RED BACK MINING

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") reports that its parent corporation, Lundin Mining Corporation ("Lundin Mining"), has completed the sale of the Tasiast gold mine to Red Back Mining Inc. ("Red Back") (TSX: RBI). Red Back paid US $225 million in cash for the Tasiast project. Red Back also paid out an additional US $52.9 million to retire debt related to the Tasiast project and unwind existing hedge contracts. Lundin Mining had acquired the Tasiast gold mine, located in Mauritania, from Rio Narcea through its recent acquisition of the Company.

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842